Amendment No. 2 to
                                                       SEC File No. 70-8937

                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                       FORM U-1

                                     APPLICATION

                                        UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                  GPU, INC. ("GPU")
                              GPU SERVICE, INC. ("GPUS")
                                100 Interpace Parkway
                             Parsippany, New Jersey 07054

                           GPU INTERNATIONAL, INC. ("GPUI")
                                 One Upper Pond Road
                             Parsippany, New Jersey 07054

                            GPU GENERATION, INC. ("GENCO")
                                  1001 Broad Street
                            Johnstown, Pennsylvania 15907
                    (Names of companies filing this statement and
                      addresses of principal executive offices)


                                       GPU, INC.
            (Name of top registered holding company parent of applicants)

          M. A. Nalewako, Secretary     Douglas E. Davidson, Esq.
          M. J. Connolly, Esq.,         Berlack, Israels & Liberman LLP
            Assistant General Counsel   120 West 45th Street
          GPU Generation, Inc.          New York, New York 10036
          GPU Service, Inc.
          100 Interpace Parkway
          Parsippany, New Jersey 07054

          W. S. Greengrove, Secretary
          GPU International, Inc.
          One Upper Pond Road
          Parsippany, New Jersey 07054

                     (Names and addresses of agents for service)







               GPU, GPUS, GPUI and GENCO  hereby amend their Application on

          Form U-1, docketed in SEC File No. 70-8937, as follows:

               1.   By amending the fourth paragraph of paragraph E of Item

          1 to read in its entirety as follows:

                    No more than 2%  of the total employees of  the Utility
               Subsidiaries, GPUS and GENCO will, at any one time, directly or indirectly render services to the Energy Subsidiaries in connection with the Energy Commodities Business.

               2.   By  amending paragraph  G  of Item  1  to read  in  its

          entirety as follows:

                    G. The authorization requested herein with respect to the acquisition of securities of any Energy Subsidiaries shall expire upon the first to occur of (i) December 31, 2000, and (ii) the effectiveness of Rule 58 under the Act (HCAR No. 35-26667, February 14, 1997) to the extent that such rule exempts the acquisition of the securities of Energy Subsidiaries from Section 9(a) of the Act.

               3.   By  amending in  its entirety  the second  paragraph of

          Item 3 as follows:


                    Reporting

                    It is  requested that Certificates Pursuant  to Rule 24
               under  the Act be required  to be filed  hereunder within 60 days of the end of each of the first three calendar quarters of each year and within 90 days of the end of the fourth calendar quarter. Such certificates will (a) include copies
               of  the   by-laws  and  charter  documents   of  any  Energy
               Subsidiary formed during such period; (b) identify each investment (including guarantees) made in connection with the Energy Commodities Business by GPU in any Energy Subsidiary in the previous quarter; (c) include a balance sheet as of the  end of the  calendar quarter and a  twelve-
               month income statement and statement of cash flows (on either a divisional or consolidated basis) for each Energy Subsidiary that will identify wholesale or retail power marketing, other marketing and sales of Energy Commodities;
               and  energy  management  services;   (d)  a  description  of
               services obtained  by any Energy  Subsidiary from  associate
               companies   in  connection   with  the   Energy  Commodities
               Business, specifying the type of service, the number of personnel from each associate company providing services during the quarter and the total dollar value of such services; and (e) a statement of the number of KWHs sold by the Energy Subsidiaries, during the quarter and cumulatively





               for the year, by customer class, broken down between retail and wholesale power marketing. To the extent such certificates contain confidential or proprietary business or commercial information, confidential treatment under Rule 104 may be sought.





                                      SIGNATURE


                    PURSUANT  TO  THE REQUIREMENTS  OF  THE PUBLIC  UTILITY

          HOLDING  COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY

          CAUSED  THIS  STATEMENT  TO BE  SIGNED  ON  THEIR  BEHALF BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                        GPU, INC.
                                        GPU GENERATION, INC.
                                        GPU SERVICE, INC.




                                        By:/s/ T. G. Howson
                                             T. G. Howson
                                             Vice President and Treasurer



                                        GPU INTERNATIONAL, INC.




                                        By:/s/ B. L. Levy
                                             B. L. Levy
                                             President


          Date:  March 7, 1997